EXHIBIT 99.1



                                **PRESS RELEASE**

Contact:
-------
Richard L. Harbaugh
President and Chief Executive Officer
(308) 382-3136


EQUITABLE FEDERAL SAVINGS BANK OF GRAND ISLAND ANNOUNCES RESULTS FOR FIRST
QUARTER

         Grand Island, Nebraska. November 8, 2005 - Equitable Federal Savings Bank of Grand Island ("Equitable Federal Savings") announced today that for the three months ended September 30, 2005, it recorded a net loss of $112,000 compared to net income of $75,000 for the three months ended September 30, 2004. The loss in the 2005 period was primarily due to the additional expenses incurred as a result of the opening of Equitable Federal Savings' new facilities in Grand Island, North Platte and Omaha, Nebraska. Net interest income decreased 13.0% from $997,000 for the three months ended September 30, 2004 to $867,000 for the three months ended September 30, 2005. Non-interest income increased 83.7% from $195,000 for the 2004 period to $358,000 for the 2005 period and non-interest expense increased 30.3% from $1.1 million for the 2004 period to $1.4 million for the 2005 period.

         At September 30, 2005, Equitable Federal Savings had total assets of $163.7 million, deposits of $110.1 million and members' equity of $14.1 million as compared to total assets of $145.4 million, deposits of $96.8 million and members' equity of $14.4 million at June 30, 2005.